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George R. Bason, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

May 18, 2017

Re:	AdvancePierre Foods Holdings, Inc. Schedule TO-T filed May 9, 2017 by DVB Merger Sub, Inc. and Tyson Foods, Inc. File No. 005-89867

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Chalk:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 17, 2017 (the “Comment Letter”) regarding the above-referenced Schedule TO of Tyson Foods, Inc. (“Parent”) and DVB Merger Sub, Inc. (“Purchaser”) filed on May 9, 2017 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as in the Offer to Purchase filed as an exhibit to the Schedule TO (the “Offer to Purchase”), unless otherwise indicated.

Offer to Purchase for Cash

Source and Amount of Funds, page 26

1.	We note your reference to a “$1.8 billion senior unsecured term loan facility described below.” The senior unsecured term loan facility does not appear to be described in the Offer to Purchase for Cash. Please revise your disclosure to include the information required by Item 7 of Schedule TO and Item

1007(d) of Regulation M-A.

In response to the Staff’s comment, additional disclosure has been added to the Offer to Purchase under THE OFFER—Section 10 (“Source and amount of Funds”).

Conditions to the Offer, page 47

2.	Refer to the language in the last paragraph in this section on page 50 stating that the Offer Conditions “may be waived by Parent or Purchaser, in whole or in part, at any time” and that “[t]he failure or delay by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.” In our view, if any of the listed Offer Conditions are triggered, the offeror must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the disclosure here accordingly.

Parent and Purchaser respectfully acknowledge awareness of the Staff's position in this regard without necessarily agreeing with that position, and in response to the Staff's comment, THE OFFER-Section 15 ("Conditions to the Offer") of the Offer to Purchase has been revised as follows: The failure or delay by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4340 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ George R. Bason, Jr.
George R. Bason, Jr.